UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒     SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐     SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended May 31, 2022

A-GAME BEVERAGES, INC.
(Exact name of issuer as specified in its charter)

Florida	85-3036394
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1230 Oakley Seaver Dr, Suite 101, Clermont, Florida 34711

(Full mailing address of principal executive offices)

(800) 594-1430

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations of A-Game Beverages, Inc. (the “Company”, “our”, “we”) should be read in conjunction with our financial statements for the six months ended May 31, 2022 and the related notes included in Item 3 (Financial Statements) of this report, and together with our audited financial statements consisting of our balance sheet as of November 30, 2021 and the related statements of operations, changes in stockholders’ equity, and cash flow and the related notes.

Note Regarding Forward-Looking Statements

Certain matters discussed herein are forward-looking statements. These forward-looking statements can generally be identified as such because the context of the statement will include words such as we “believe,” “anticipate,” “expect,” “estimate” or words of similar meaning. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this report. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this offering circular and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The following discussion and analysis provides information which management believes to be relevant to an assessment and understanding of the Company’s results of operations and financial condition. This discussion should be read together with the Company’s financial statements and the notes to the financial statements, which are included herein. Because we are an early-stage company and because we have no comparative financial results, the reported results will not necessarily reflect the future.

2

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information and financial data discussed below is derived from our unaudited financial statements, herein, for the six months ended May 31, 2022. The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles in the United States. The information and financial data discussed below is only a summary and should be read in conjunction with the related notes contained elsewhere in this filing. The financial statements contained elsewhere in this filing fully represent our financial condition and operations; however, they are not indicative of our future performance.

We were incorporated as a Florida corporation on September 16, 2020 as A-Game Beverages, Inc. We are focused on future development, production, marketing, selling and distribution of our hydration beverages under the A-Game brand name, the first completed product of which is our adult A-Game beverage. All of our beverage products will be made with quality ingredients which we source from US-based suppliers that adhere to our strict production guidelines. We will outsource our beverage production to a US-based bottler with production expertise and the capacity to oversee our production and distribution requirements. We do not intend to use non-US companies as our bottlers or to source any ingredients in or use to produce our beverage products.

During the next 12 months we plan to use our current cash, as well as additional capital procured through debt and equity financing to grow our beverage business. We intend to develop our production, marketing, selling and distribution activities. In connection therewith, we intend to accomplish the following:

●	Conduct production run(s)

●	Market our products via third party E-Commerce Platforms, promotional pricing, and co-marketing agreements with retailer

●	Meetings with retailers to demonstrate and sell our products.

●	Establish distribution and retail networks

●	Secure an agreement with a wholesale network companies to sell our products to retailers.

Results of Operations

The following table summarizes our gross revenue, operating expenses, and net loss for the six months ended May 31, 2022

Six Months Ended May 31, 2022

Net Sales: For the six-month period ended May 31, 2022 and May 31, 2021, we had Net Sales of $170,497 and $4,429, respectively, reflecting a $166,068 increase in Net Sales. The increase in net sales was primarily due to the increase of $349,420 of Selling & Marketing activities leading to an expansion of our customer base

Operating Expenses: For the six-month period ended May 31, 2022, we had total Operating Expenses of $4,279,465 comprised of: (a) Selling Costs of $91,497; (b) Marketing Expenses of $609,703; and (c) General and Administrative Expenses of $3,578,265. For the six-month period ended May 31, 2021, we had total Operating Expenses of $480,366 comprised of: (a) Selling Costs of $3,126; (b) Marketing Expenses of $348,655; and (c) General and Administrative Expenses of $128,586, reflecting an increase of total Operating Costs of $3,779,099. The increase in Total Operating Expenses was primarily due to a material increase of $349,420 in Selling & Marketing Expenses directed at consumers and customers. Additionally, General & Administrative expenses grew by $3,449,679 due to the addition of contractors and other professional services.

Net loss: For the six-month period ended May 31, 2022 and for the six-month period ended May 31, 2021, we had a Net Loss of $4,268,571 and 477,527, respectively, reflecting an increase of $3,791,044. The increase in Net Loss was primarily due to an increase of $349,420 of Selling and Marketing Expenses and an increase of $3,449,679 of General & Administrative expenses.

3

Liquidity and Capital Resources

As of May 31, 2022 we had Cash and Cash Equivalents of $91,821. During the six months ended May 31, 2022, we used $1,782,144 in cash for operating activities, $7,861 Net Cash Used in Investing Activities, and were provided with $1,695,500 through financing activities. As of May 31, 2021 we had Cash and Cash Equivalents of $220,941. During the six months ended May 31, 2021, we used $490,213 in cash for operating activities, $11,008 Net Cash Used in Investing Activities, and were provided with $530,498 through financing activities.

Our primary uses of cash were for product promotions and product awareness. The main source of cash was from equity investments.

As noted in Note 3 to our financial statements below, the Company has cash available on hand and commitments from management for any additional cash that might be necessary, that should be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued.

We expect to finance our operations primarily through our existing cash, our operating revenues and any future financing. We expect to use both equity and debt financing from time to time. We have no limits on the amount of leverage we may employ. In general, we intend to pay debt service from operating cash flow, but we also expect to need to raise additional capital to meet our obligations and to fully implement our business plan. Potential future sources of capital include secured or unsecured financings from lenders, and additional debt and/or equity offerings. However, there is no assurance we will be able to obtain such borrowings or capital on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs. If adequate capital cannot be obtained on a timely basis and on satisfactory terms, our operations would be materially negatively impacted.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

Item 2. Other Information

None.

4

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A-GAME BEVERAGES, INC.

By:	/s/ Mitchell Krupp
Chief Executive Officer

By:	/s/ Pedro Herran
Chief Financial Officer

Date:	June 8, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mitchell Krupp	Chief Executive Officer, Director	June 8, 2026
(Principal Executive Officer)

/s/ Pedro Herran	Chief Financial Officer/Principal Financial Officer	June 8, 2026
Pedro Harran

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A-Game Beverages, Inc.

Financial Statements

For the six months ended May 31, 2022

6

A-Game Beverages, Inc.

Balance Sheets

	May 31, 2022	November 30, 2021
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$98,821	$193,326
Accounts receivable	96,136	-
Prepaid expenses	21,912	8,675
Inventory, net	664,015	262,531
Total current assets	880,884	464,532

Equipment, net	9,055	8,348

Other Assets
Deferred offering costs	20,426	29,853
Intellectual property	40,462	34,670
	60,888	64,523

Total assets	$950,827	$537,403

Liabilities and Stockholders' Equity (Deficit)
Current Liabilities
Accounts payable	$332,715	$231,897
Accrued interest	32,041	1,000
Notes payable, current	-	120,000
Total current liabilities	364,756	352,897

Long-Term Liabilities
Line of credit	750,000	-
Notes payable, long-term portion	145,000	25,000
Note payable to officer	17,585	17,585
Total long-term liabilities	912,585	42,585

Total liabilities	1,277,341	395,482

Stockholders' equity (deficit)
Common stock and additional paid-in capital - authorized 100,000,000 shares; no par value; 54,110,000 and 46,346,000 issued and outstanding at May 31, 2022 and November 30, 2021, respectively	5,899,609	2,099,473
Accumulated Deficit	(6,221,123)	(1,952,552)
	(321,514)	146,921
Less: stock subscriptions receivable	(5,000)	(5,000)
Total stockholders' equity (deficit)	(326,514)	141,921

Total liabilities and stockholders' equity (deficit)	$950,827	$537,403

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A-Game Beverages, Inc.

Statements of Operations

	Six months ended
	May 31, 2022	May 31, 2021
	(Unaudited)

Sales, net	$170,497	$4,229

Cost of goods sold	128,562	1,390

Gross Profit	41,935	2,839

Operating Expenses
Selling costs	91,497	3,125
Marketing expenses	609,703	348,655
General and administrative expenses	3,578,265	128,586
Total operating expenses	4,279,465	480,366

Operating Loss	(4,237,530)	(477,527)

Other Income (Expense)
Interest expense	(31,041)	-

Net loss	$(4,268,571)	$(477,527)

Net loss per common share, basic and diluted	$(0.09)	$(0.01)

Weighted average shares outstanding, basic and diluted	46,515,494	39,791,495

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A-Game Beverages, Inc.

Statement of Changes in Stockholders’ Equity

	No Par Value Common Stock			Stock
	Number of		Accumulated	Subscriptions
	Shares	Amount	Deficit	Receivable	Total

Balance at November 30, 2020	38,155,000	$273,829	$(37,639)	$(180)	$236,010

Settlement of stock subscriptions receivable
	-	-	-	180	180
Shares issued in Regulation D offering .25
	2,294,000	573,500	-	-	573,500

Net loss	-	-	(477,527)	-	(477,527)

Balance at May 31, 2021 (unaudited)	40,449,000	847,329	(515,166)	-	332,163

Shares issued for professional services
	4,800,000	668,000	-	-	668,000
Shares issued in Regulation D offering .50
	1,010,000	505,000	-	(5,000)	500,000

Shares issued in Regulation A offering 1.00, net of financing costs	87,000	79,144	-	-	79,144
Net loss	-	-	(1,437,386)	-	(1,437,386)

Balance at November 30, 2021	46,346,000	2,099,473	(1,952,552)	(5,000)	141,921

Shares issued to founders					-

Shares issued for professional services	5,875,000	2,864,063			2,864,063

Shares issued in Regulation D offering .50	1,887,000	943,500			943,500

Shares issued in Regulation A offering 1.00, net of financing costs	2,000	(7,427)			(7,427)

Net loss			(4,268,571)		(4,268,571)

Balance at May 31, 2022 (unaudited)	54,110,000	$5,899,609	$(6,221,123)	$(5,000)	$(326,514)

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A-Game Beverages, Inc.

Statements of Cash Flows

	Six months ended
	May 31, 2022	May 31, 2021
	(Unaudited)
Operating Activities
Net loss	$(4,268,571)	$(477,527)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	1,362	664
Stock-based compensation	2,864,063	-
Changes in operating assets and liabilities
Accounts receivable	(96,136)	-
Deposits on contracts	-	60,341
Prepaid expenses	(13,237)	-
Inventory, net	(401,484)	(103,298)
Accounts payable	100,818	29,607
Accrued interest	31,041	-

Net cash used in operating activities	(1,782,144)	(490,213)

Investing Activities
Purchase of intellectual property	(5,792)	(2,635)
Purchase of equipment	(2,069)	(8,373)

Net cash used in investing activities	(7,861)	(11,008)

Financing Activities
Deferred offering costs	-	(32,832)
Deposit refunds to non-accredited investors	-	(10,250)
Proceeds from line of credit	750,000	-
Proceeds from notes payable	-	-
Proceeds from issuance of stock	945,500	573,580

Net cash provided by financing activities	1,695,500	530,498

Net increase (decrease) in cash and cash equivalents	(94,505)	29,277

Cash and cash equivalents at beginning of year	193,326	191,664

Cash and cash equivalents at end of year	$98,821	$220,941

Supplemental Data

Non-cash financing activities:

Common stock issued in exchange for professional services	$2,864,063	$-

Stock subscription receivable offset against note payable to officer	$-	$100

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NOTE 1: DESCRIPTION OF THE BUSINESS

A-Game Beverages, Inc. (the “Company”) was incorporated in Florida on September 16, 2020. The Company operates as one reportable segment consisting of the manufacturing and distribution of its trademarked hydration beverages under the name (“A-Game”).

At May 31, 2022, the Company was still in a startup phase implementing manufacturing and distribution channels and raising capital to fund initial operations. In March 2021, the Company began selling its beverages on Amazon and during fiscal year 2022 began selling to distributors and grocery chains in the Central and Eastern regions of the United States. The Company continues to secure additional distribution channels and raise capital to fund initial operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position presented have been reflected herein.

Use of Estimates

The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reporting Segment

The Company operates as a single operating segment manufacturing and distributing A-Game.

Cash and Cash Equivalents

Cash and cash equivalents include cash and all highly liquid debt instruments with an original maturity of 90 days or less.

Accounts Receivable

Accounts receivable represent amounts owed to the Company which are expected to be collected within twelve months and are presented in the balance sheets net of the allowance for expected credit losses.

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NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Expected Credit Losses

The Company is exposed to potential credit risks associated with its accounts receivable, as it generally does not require collateral on its accounts receivable. The Company determines the allowance for expected credit losses using information such as its customer credit history, industry and market segment information and economic trends and conditions. Historical information is utilized beyond reasonable and supportable forecast periods. Amounts are charged against the allowance when it is determined that expected credit losses may occur. The allowance for expected credit losses was $1,378 and $0 at May 31, 2022 and November 30, 2021, respectively.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 825, Disclosure about Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments when it is practical to estimate. Management believes the carrying values of cash and cash equivalents, deposits on contracts, accounts payable, and note payable are reasonable estimates of their fair value because of their short-term nature and interest rates.

Inventory

Inventories consist of raw materials and finished goods. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to the cost of goods sold to reflect the lower of cost or net realizable value. An allowance is provided for obsolete and slow-moving inventory to write cost down to net realizable value, if necessary. The allowance is calculated based on 10% of inventory.

Inventory consists of the following:

	May 31, 2022	November 30, 2021
	(Unaudited)
Raw materials	$584,101	$47,482
Finished goods	153,695	244,219
	737,796	291,701
Inventory allowance	(73,781)	(29,170)
Total	$664,015	$262,531

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NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment

Equipment is carried at cost less accumulated depreciation. Expenditures for additions, major renewals, and betterments over $1,000 are capitalized and repairs and maintenance are charged to operations as incurred. Depreciation expense is recognized over the estimated useful lives of the property and equipment using the straight-line method.

The components of equipment are as follows:

	Lives (in years)	May 31, 2022	November 30, 2021
		(Unaudited)

Machinery	7	$6,115	$6,115
Office equipment	3	6,842	4,773
		12,957	10,888
Less accumulated depreciation		(3,902)	(2,540)

Total		$9,055	$8,348

Intellectual Property

The Company accounts for intellectual property in accordance with the guidance of ASC 825. Intellectual property consists of trademarks and tradenames associated with the hydration drink “A-Game” assigned to the Company by the Chairman of the Board (the “Chairman”) in exchange for common stock (NOTE 7). The Company valued the intellectual property at the purchase cost incurred by the Chairman. The Company has also capitalized expenditures incurred during the year for additional trademark filings. These trademarks allow the Company the sole right to produce, market, and sell beverages under these names in the United States. As of May 31, 2022 and November 30, 2021 the total of the acquired trademarks was $40,462 and $34,670, respectively. Due to the nature of trademarks, the asset is not subject to amortization and is determined to have an infinite life.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340 with regards to offering costs. Prior to the completion of an offering, offering costs are deferred. The deferred offering costs are charged to common stock upon the completion of an offering or to expense if the offering is not completed. The Company recognized $9,427 and $7,856 of deferred offering costs against common stock during the six months ended May 31, 2022 and year ended November 30, 2021, respectively. As of May 31, 2022 and November 30, 2021, the Company had capitalized deferred offering costs of $20,426 and $29,853, respectively.

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NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset, an impairment loss is recognized. Long-lived assets and certain intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. As of May 31, 2022 and November 30, 2021, the Company did not recognize any impairment on its long-lived assets.

Revenue Recognition

The Company adopted Accounting Standards Update ASU 2014-09, Revenue from contracts with Customers – Topic 606, and all subsequent ASU’s that modified ASC 606. The Company’s trademarked hydration beverages generate net operating revenues by selling ready-to-drink packaged hydration drinks primarily to bottlers and full-service beverage bottlers/distributors. In some cases, the Company sells directly to retail grocery and specialty chains, club stores, mass merchandisers, convenience chains, drug stores, foodservice customers, value stores, e-commerce retailers and the military.

The Company recognizes revenue when it satisfies a single performance obligation by transferring control of its products to a customer. Control is generally transferred when the Company’s products are either shipped or delivered based on the terms contained within the underlying contracts or agreements. Revenue is recognized at a point in time when delivery or shipment is made. The amount of consideration the Company receives and revenue the Company recognizes varies with changes in customer incentives the Company offers to its customers. These incentives and discounts, which are recorded as a reduction of revenue, include cash discounts, price allowances and volume-based rebates. Accruals are established for the expected payout based on contractual terms, volume-based metrics and/or historical trends and require management judgment with respect to estimating customer participation and performance levels. The Company’s general payment terms are short-term in duration. The Company does not have significant financing components or payment terms.

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740, Accounting for Income Taxes. Tax positions are recognized only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax position is recorded. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company did not recognize income tax expense during the six-month ended May 31, 2022 or year ended November 30, 2021 due to the deferred tax asset being fully allowed for.

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NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the net deferred tax assets will not be realized. The Company evaluates its valuation allowance requirements based on projected future operations.

When circumstances change and cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income. Income tax expense has the sum of current income tax plus the change in deferred tax assets and liabilities.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Advertising Costs

Advertising costs are charged to operations as incurred. Advertising expenses totaled $188,724 and $268,681 for the six months ended May 31, 2022 and May 31, 2021, respectively.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718, Stock Compensation. This accounting guidance requires the recognition of the fair value of stock compensation in operations over the vesting period. Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock option expense that may materially impact our financial statements for each respective reporting period.

Earnings (loss) Per Share

Basic earnings (loss) per common share is computed based on the weighted average number of shares of all classes of common stock outstanding during the period. Diluted earnings per common share is computed based on the weighted average number of common shares outstanding during the period increased, when applicable, by dilutive common stock equivalents. When the Company has a net loss, dilutive common stock equivalents are not included as they would be anti-dilutive.

Reclassifications

Certain reclassifications were made to prior year balances to conform with current year presentation.

15

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is essentially the final rule on use of the so-called CECL model, or current expected credit losses. Among other things, the amendments in this ASU require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. For non-public entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2022. The Company early adopted Topic 326 as of December 1, 2021.

NOTE 3: LIQUIDITY AND GOING CONCERN

In order to accomplish its business objective, the Company has raised capital through equity offerings as described in NOTE 7 and continues to raise capital subsequent to May 31, 2022. The Company has incurred net losses, and utilized cash in operations since inception, has an accumulated deficit as of May 31, 2022, of $6,215,362. The Company has cash available on hand and commitments from management for any additional cash that might be necessary, that should be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. The Company’s long-term success is dependent upon its ability to successfully raise additional capital, manufacture, market and distribute its product to generate revenues, and, ultimately, to achieve profitable operations.

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development and marketing of products, the need for additional capital to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary recipes and dependence on key individuals.

NOTE 4: NOTES PAYABLE

The Company entered into a convertible promissory note with a stockholder in the amount of $25,000 bearing an annual interest rate of 8%, originally maturing on December 15, 2021 with an optional conversion ratio of $0.25 per common stock share at any time during the term of the note. The maturity date was extended to December 15, 2023. The conversion rate is based on outstanding principal and interest divided by 100% of the stock price or if based on a $25,000 valuation. As of May 31, 2022 and November 30, 2021, the balance was $25,000 and is reflected as a long-term liability on the accompanying balance sheet

16

NOTE 4: NOTES PAYABLE (Continued)

On November 1, 2021, the Company entered into a note payable with a stockholder in the amount of $120,000 bearing an annual interest rate of 10% interest rate, originally maturing on November 1, 2021. The maturity date was extended to December 31, 2023. As of May 31, 2022 the balance was $120,000 and is reflected as a long-term liability on the accompanying balance sheet. As of November 30, 2021 the balance on the note payable was $120,000 is reflected as a current term liability on the accompanying balance sheet.

Accrued interest related to the notes payable in the amount of $8,000 and $1,000 is reflected on the accompanying balance sheet at May 31, 2022 and November 30, 2021, respectively. No cash was paid for interest during the six months ended May 31, 2022 or May 31, 2021.

NOTE 5: NOTE PAYABLE TO OFFICER

Note payable to officer consisted of a noninterest bearing note payable to the Chairman, originally maturing on December 1, 2021. The maturity date on the note was extended to December 31, 2023. As of May 31, 2022 and November 30, 2021, the balance was $17,585.

NOTE 6: LINE OF CREDIT

On January 1, 2022, the Company entered into a revolving line of credit agreement with a stockholder in the amount of $1,000,000 bearing an annual interest rate of 10%, with a maturity date of June 30, 2023 and an optional conversion ratio of $0.50 per common stock share on the maturity date. The conversion rate is based on outstanding principal and interest divided by 100% of the stock price or if based on a $1,000,000 valuation. As of May 31, 2022 the balance was $750,000.

Accrued interest related to the line of credit in the amount of $24,041 and $0 is reflected on the accompanying balance sheet at May 31, 2022 and November 30, 2021, respectively. No cash was paid for interest during the six months ended May 31, 2022 or May 31, 2021.

NOTE 7: STOCKHOLDERS’ EQUITY

The Company is authorized to issue 100,000,000 shares of common stock, no par value. As of May 31, 2022 and May 31, 2021, the Company had 54,110,000 and 40,449,000 shares of common stock issued and outstanding, respectively. Upon incorporation on September 16, 2020, the Company issued 18,000,000 shares of common stock to its founders for $180.

On September 17, 2020, the Chairman of the Company’s Board of Directors contributed intellectual property (NOTE 2) which serves as the primary product the Company sells in exchange for 12,000,000 shares of common stock issued to the Chairman. The intellectual property and corresponding common stock was recorded at $10,133, the Chairman’s purchase price of the intellectual property.

17

NOTE 7: STOCKHOLDERS’ EQUITY (Continued)

The Company’s Board of Directors authorized 3,500,000 shares of common stock, to be issued to bridge investors at $0.25 per share in a Regulation D offering. As of May 31, 2022 and May 31, 2021, 3,324,000 shares were issued for a total of $831,000.

In September 2021, the Company began issuing shares of common stock to bridge investors at $0.50 per share in a Regulation D offering. As of May 31, 2022 2,897,000 shares were issued for a total of $1,448,500. Stock subscriptions receivable of $5,000 relating to these issuances is reflected on the accompanying balance sheet.

The Company’s Board of Directors authorized the filing of a Regulation A+ Offering Circular, which upon the SEC qualification will authorize the Company to offer and sell 20,000,000 shares of common stock to investors at $1.00 per share in a Regulation A Tier II offering. The SEC qualified the Regulation A+ Offering on March 17, 2021. As of May 31, 2022 and May 31, 2021 89,000 and 87,000 shares were issued for a total of $89,000 and $87,000, respectively.

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NOTE 8: STOCK-BASED COMPENSATION

On September 17, 2020, the Company awarded common stock to employees and consultants that provide services to the Company as compensation. The value is based on market price of the stock on the date the stock is granted.

Given the absence of an active market for the Company’s common stock, the Board of Directors were required to estimate the fair value of the Company’s common stock at the time of the awards. The Board considered numerous objective and subjective factors in determining the value of the Company’s common stock at the grant date, including the following: (1) the assets and liabilities of the company; (2) the Company’s stage of development; (3) the fact that the awards involved illiquid securities in a private company and (4) the likelihood of achieving a liquidity event for the shares of common stock underlying the awards, such as an initial public offering or sale of the Company, given prevailing market conditions. As the Company is still in a development state and its common stock is not actively traded, the determination of fair value involves assumptions, judgments and estimates. If different assumptions were made, stock-based compensation expense and net loss could have been significantly different.

The purchase of intellectual property in exchange for stock was the same day as the issuance of stock compensation and the bases used for the market price of the stock.

For the year ended November 30, 2020, a total of 7,125,000 fully vested common shares were issued at $0.0008 per share in exchange for various management and legal services. For the period ended November 30, 2020, the Company recognized in general and administrative expenses, non-cash stock-based compensation of $6,016.

During the year ended November 30, 2021, 4,800,000 fully vested common shares were issued to consultants at $0.1391 per share in exchange for business development services. For the year ended November 30, 2021, the Company recognized in general and administrative expenses, non-cash stock-based compensation of $668,000. The fair value of the stock compensation issued during the year ended November 30, 2021 was estimated by an independent third-party actuary based on an estimate of the value of the Company using an asset approach as of November 30, 2021, less certain discounts based on the terms and nature of the common stock.

During the six months ended May 31, 2022, 5,875,000 fully vested common shares were issued to consultants at $0.4875 per share in exchange for management, legal, medical and business development services. For the six months ended May 31, 2022, the Company recognized in marketing expenses $195,000 and in general and administrative expenses $2,669,063 of non-cash stock-based compensation. The fair value of the stock compensation issued during the six months ended May 31, 2022 was estimated by an independent third-party actuary based on an estimate of the value of the Company using an asset approach as of the dates of stock issuance, less certain discounts based on the terms and nature of the common stock.

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NOTE 9: INCOME TAXES

The Company did not provide any Federal and State income tax for the six months ended May 31, 2022 and year ended November 30, 2021, due to the Company’s net losses.

Deferred tax assets and liabilities reflect the effects of tax losses, credits and the future income tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future taxable income is expected to be subject to a federal tax rate of 21% and a state tax rate of 5.5%.

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the six months ended May 31, 2022 and year ended November 30, 2021:

	May 31, 2022	November 30, 2021
Federal statutory rate	21.00%	21.00%
State statutory rate	3.54%	4.46%
Valuation allowance	100%	100.00%
Effective tax rate	0%	0%

As of May 31, 2022, the Company has a deferred tax asset in the amount of $1,529,866 and a valuation allowance of $1,529,866. As of November 30, 2021, the Company had a deferred tax asset in the amount of $512,717 and a valuation allowance of $512,717. The valuation allowance increased by $1,017,149 during the six months ended May 31, 2022. The Company believes that such assets did not meet the more likely than not criteria to be recoverable through projected profitable operations in the near future.

Deferred taxes consist of:

	May 31, 2022	November 30, 2021
	(Unaudited)
Net operating loss carryforward	$1,521,266	$504,117
Deferred start-up costs	8,600	8,600
Subtotal	1,529,866	512,717
Valuation allowance	(1,529,866)	(512,717)
Net deferred taxes	-	-

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NOTE 9: INCOME TAXES (CONTINUED)

The Company’s net operating loss carry forward for income tax purposes as of May 31, 2022, was approximately $6,007,000 and may be offset against future taxable income. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited.

Upon incorporation, the Company adopted FASB guidance that addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The FASB also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of May 31, 2022 and November 30, 2021, the Company did not have a liability for unrecognized tax benefits.

NOTE 10: RELATED PARTY TRANSACTIONS

On December 20, 2021, the Company’s Chairman was issued 200,000 fully vested common stock shares at $0.4875 per share in exchange for his business development services.

On December 20, 2021, the Company’s Chief Executive Officer was issued 4,000,000 fully vested common stock shares at $0.4875 per share in exchange for his management services.

NOTE 11: SUBSEQUENT EVENTS

In February 2023, the Company borrowed the remaining $250,000 from the line of credit disclosed in NOTE 6.

Subsequent to May 31, 2023, the Company entered into 3 distribution contracts with Keurig Dr. Pepper.

NOTE 12: CONCENTRATIONS

The Company maintains its cash in financial institution depository accounts which, at times, may exceed federally insured limits. The Company monitors the credit risk of financial institutions with which it maintains its cash deposits and believes it is not exposed to any significant credit risk.

Revenue from two customer represented approximately 63% percent total revenue for the six months ended May 31, 2022, and revenue from Amazon represented approximately 100% percent total revenue for the six months ended May 31, 2021.

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